Via EDGAR

June 6, 2012

Tom Kluck
Legal Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Potlatch Corporation
Annual Report on Form 10-K
Filed February 17, 2012
File No. 001-32729

Dear Mr. Kluck:

On behalf of Potlatch Corporation (“Potlatch”), this letter responds to comments on the above-referenced Form 10-K received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated May 24, 2012. Set forth below are Potlatch's responses to the Staff's comments.

For ease of reference, we have provided the Staff's comments in boldface type immediately preceding our responses.

Form 10-K for the Year Ended December 31, 2011

Our Operations, page 4

1.
We note that you combine your Idaho and Minnesota timberlands into the same region. For each of the states, please tell us what the growth rates, access to mills and export markets are. Also tell us what consideration you have given to breaking out the Northern region operating data between Idaho and Minnesota. We may have further comment.

We have approximately 800,000 acres of timberlands in Idaho and 200,000 acres in Minnesota. We combine our timberlands in Idaho and Minnesota due to the similarities in climate, weather, growth rates and distribution of customers, and the relative immateriality of Minnesota harvest volume and revenues to our Resource business.

The climates and weather factors in Idaho and Minnesota are similar to each other, with comparable growing seasons. The average annual growth rates for our merchantable inventory in both states are in the range of 2% - 4%. In both Idaho and Minnesota, our customers are somewhat geographically separated,

so we sell our logs to customers located in a wider, yet still local area. We do not export timber from either Idaho or Minnesota.

In Minnesota we harvest primarily pulpwood, which is a lower priced product than sawlogs and one that has a smaller impact on total revenues. Thus although the approximately 200,000 acres in Minnesota represents 14% of our timberlands, the annual harvest from our Minnesota timberlands is only approximately 5% of our total harvest volume and 4% of our total Resource segment revenues. Because our Minnesota timberlands represent such a small portion of our Resource business, we do not believe that our disclosure would be materially enhanced by reporting Minnesota results separately.

2.
We note your disclosure on page 5 where you state that “in 2011, approximately 31% of our northern region's volume and 26% of our southern region's volume was sold under log supply agreements.” In future Exchange Act reports, please revise your disclosure to include a description of the material terms of the log supply agreements, including how market price is determined, volume and term of future contractual commitments, and type of supply agreement, such as harvest and deliver, or stump sale.

On an annual basis, in future Exchange Act filings we will expand our disclosure as presented below with the major points that were included in the Staff's comment.

In 2011, approximately 31% of our Northern region's volume and 26% of our Southern region's volume was sold under delivered log supply agreements. In general, our log supply contracts require a specified volume of timber to be delivered to certain customer facilities at prices that are adjusted periodically to reflect market conditions. Prices in our Northern region contracts are adjusted monthly by species to prevailing market prices for logs and/or lumber. Prices in our Southern region contracts are adjusted every three months for pine and hardwood logs based on prevailing market prices for logs. Currently, our log supply agreements are in place for 2 to 3 years.

We occasionally enter into stumpage sale contracts and timber deeds.

In future filings, when we have these types of contracts we will include descriptions of the material terms of these contracts. Our last timber deed was in 2009 and information was included in our filings.

3.
With a view to disclosure in future Exchange Act reports, please tell us how you estimate your timber inventory. Please address whether your method is consistent with any industry-wide recognized methods and describe the key assumptions used in the method. We may have further comment.

We use forest growth projection models that are used by others in the timber industry. We currently provide the following disclosure regarding the estimation of timber inventories on page 49 of the Form 10-K for year ended December 31, 2011, Summary of Principal Accounting Policies, Timber and Timberlands:

The aggregate estimated volume of current standing timber inventory is updated at least annually to reflect increases in merchantable timber due to reclassification of young growth stands to merchantable timber stands, the annual growth rates of merchantable timber and the acquisition of additional merchantable timber, and to reflect decreases due to timber harvests and land sales. Reproduction accounts are reviewed annually, and dollars and volumes are transferred from reproduction accounts to merchantable timber accounts on a reasonable and consistent basis. Volumes and the related accumulated costs are tracked and, as the timber is harvested, the cost is amortized to depletion. Total standing volume is estimated on an annual basis using inventory data and a forest growth projection model. Timber volumes are estimated from cruises of the timber tracts, which are completed on all of our timberlands on approximately a five to ten year cycle. Since the individual cruises collect field data at different times for specific sites, the growth model projects standing inventory from the cruise date to a common reporting date. Average annual growth rates for the merchantable inventory have historically been in the range of 2%-5%.

On an annual basis, in future Exchange Act filings we will add similar disclosure in the Business section.

4.
We note your disclosure on page 5 that the overall harvest from your timberlands was 4.1 million tons. Please tell us what consideration you have given to providing additional detail, to the extent available to management, regarding inventory and harvest data broken out by species or quality or age of trees. We may have further comment.

We currently provide harvest volume information broken out between sawlogs and pulpwood in our Management's Discussion and Analysis, Results of Operations, Discussions of Business Segments when we describe the relevant factors related to the Resource segment's operating results for the reporting periods. In future Exchange Act filings we will also provide the following tabular harvest information:

	Years Ended
	2011	2010

Fee Volume (tons)
Northern region
Sawlog	2,034,465	1,993,445
Pulpwood	360,391	358,502
Stumpage	41,008	42,820
Total	2,435,864	2,394,767

Southern region
Sawlog	875,933	1,048,742
Pulpwood	812,577	707,596
Stumpage	15,006	—
Total	1,703,516	1,756,338

We have considered providing inventory data in the past and chosen not to disclose such information. We believe that investors and shareholders are more interested in and better served by current and projected harvest levels, which is information that we currently provide. Standing timber inventories are longer-term data that generally do not change significantly year over year. Current and projected harvest levels, which are based on current market conditions and expectations of future economic conditions, provide more relevant disclosure about expected future operations.

Properties, page 16

5.
We note your disclosure that capacity represents the proven annual production capabilities of the facility under normal operating conditions and producing a normal product mix. Please tell us what “normal operating conditions” mean and whether your calculations are consistent with any industry-wide recognized measures. We may have further comment.

“Normal operating conditions” are based on the configuration, efficiency and the number of shifts worked at each at each individual facility. In general, the definition includes two shifts for five days (two 40-hour shifts) per week at each facility. Our definition of “normal operating conditions” is consistent with industry-wide recognized measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

6.
We note your disclosure on fluctuating timber prices on page 28. In future Exchange Act reports, please revise your disclosure to discuss how pricing trends are likely to impact your future harvests and sales.

In general, when pricing trends increase or improve, we will increase our future harvest levels, and when pricing trends decline we decrease our harvest levels. In the “Harvest Levels” disclosure following the “Fluctuating Timber Prices” disclosure, both on page 28, we report the following information that we have adjusted our harvest levels between years due to market conditions, which includes changes in both demand and prices:

On a short-term basis, we may adjust our timber harvest levels in response to market conditions. For example, in 2009 we originally planned to hold harvest levels at approximately 4.4 million tons. However, due to further weakening of the markets in 2009, we harvested only 3.8 million tons. In 2010, our harvest levels increased to 4.2 million tons due to improved market conditions over 2009. In 2011, we harvested 4.1 million tons as market demand remained strong in our Northern region. Based on our current projections that take into consideration such factors as market conditions, the impact of a customer's mill closure in Arkansas, the ages of our timber stands and recent timberland sales we expect to reduce the overall timber harvest from our lands in 2012 to approximately 3.5 million tons. We anticipate increasing harvests to approximately 4.6 million tons annually in the next several years, as market conditions improve along with increased housing starts.

In future Exchange Act filings we will revise our pricing discussion and harvest level discussion to highlight the connection between pricing and harvest levels.

As requested by the Staff, we acknowledge that:

•	Potlatch is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	Potlatch may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning our response to the comments received from the Staff may be directed to me at (509) 835-1521. Comments may also be sent to my attention via facsimile to (509) 835-1560.

Sincerely,

/s/ Michael J. Covey

Michael J. Covey
Chairman of the Board, President and Chief Executive Officer